DD
5/30/13

SECU[barcode]SION
13025188

OMB APPROVAL

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-45034

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daewoo Securities (America) Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue Suite 301,
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benedict Hanseok Ryu — (212) 407-1000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154-0102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
6/5/13

# OATH OR AFFIRMATION

I, Benedict Hanseok Ryu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daewoo Securities (America) Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# DAEWOO SECURITIES (AMERICA) INC.

(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Daewoo Securities (America) Inc.:

We have audited the accompanying statement of financial condition of Daewoo Securities (America) Inc. (a wholly owned subsidiary of Daewoo Securities Co., Ltd.) (the Company), that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Daewoo Securities (America) Inc. as of March 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 29, 2013

**DAEWOO SECURITIES (AMERICA) INC.**
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2013

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,255,301 |
| Commissions receivable from Parent | | 162,138 |
| Receivable from brokers, dealers and clearing organizations | | 267,631 |
| Securities owned, at fair value: | | 5,926,394 |
| Property and equipment, at cost, less accumulated depreciation and amortization of $195,625 | | 95,917 |
| Other assets | | 314,374 |
| Total assets | $ | 9,021,755 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 201,430 |
| Total liabilities | | 201,430 |
| Commitments and contingencies | | |
| Stockholder's equity: | | |
| Common stock, par value $0.01 per share. Authorized 100,000 shares; issued and outstanding 12,000 shares | | 120 |
| Additional paid-in capital | | 11,999,880 |
| Accumulated deficit | | (3,179,675) |
| Total stockholder's equity | | 8,820,325 |
| Total liabilities and stockholder's equity | $ | 9,021,755 |

See accompanying notes to statement of financial condition.

## (1) Description of Business

Daewoo Securities (America) Inc. (the Company) was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Daewoo Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutional investors in the U.S. investing in the emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets. The Company's major source of revenues is commissions from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. The Company clears all U.S. securities transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

## (2) Summary of Significant Accounting Policies

### *(a) Receivable from Brokers, Dealers and Clearing Organizations*

Receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of deposits with clearing brokers.

### *(b) Securities Owned*

Securities owned consist primarily of money market funds and obligations of corporate debt securities, and are stated at fair value (see note 4). Investments in money market funds are stated at fair value as determined by the investment manager based on the fair value of the underlying securities. The fair value of corporate debt securities is determined based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker and dealer quotes, credit spreads and new issue data.

### *(c) Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets ranging from five to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the related lease.

 (Continued)

*(d)* ***Deferred Rent Liability***

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying statement of financial condition. The deferred rent liability amounted to approximately $87,000 as of March 31, 2013.

*(e)* ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

*(f)* ***Use of Estimates***

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

*(g)* ***Fair Value Measurements and Disclosures***

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Accounting Standards Codification (ASC) Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for annual reporting periods beginning after December 15, 2011. The Company adopted the provisions of the ASU in 2012. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements. See note 4 to the statement of financial condition.

### *(h)* ***Recent Accounting Pronouncements***

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. Management believes that the implement the provisions of ASU 2011-11 will not have a material impact on the Company's statement of financial condition.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05*. The adoption of the provisions of ASU 2011-05 did not, and is not expected to, have a material impact on the Company's statement of financial condition.

## (3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. Such Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2013, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,816,266, which exceeded the minimum net capital requirement by $2,716,266. The Company's percentage of aggregate indebtedness to net capital was 7.15% at March 31, 2013.

## (4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of March 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total assets measured at fair value |
|---|---|---|---|---|
| Money market funds | $ 524,234 | — | — | 524,234 |
| Corporate debt securities | — | 5,402,160 | — | 5,402,160 |
| Securities owned at fair value | $ 524,234 | 5,402,160 | — | 5,926,394 |

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended March 31, 2013. There were no securities held by the Company which were categorized in Level 3 at March 31, 2013 or transferred out of Level 3 to Level 1 or Level 2 during the year ended March 31, 2013.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling

an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## (5) Property and Equipment

Property and equipment, at cost, at March 31, 2013 are summarized as follows:

| | | |
|---|---|---|
| Furniture and fixture | $ | 78,335 |
| Office equipment | | 59,276 |
| Automobile | | 55,813 |
| Leasehold improvements | | 98,118 |
| | | 291,542 |
| Less accumulated depreciation and amortization | | 195,625 |
| | $ | 95,917 |

## (6) Income Taxes

The tax effects of temporary differences that gave rise to the deferred tax assets and deferred tax liabilities at March 31, 2013 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ | 1,465,484 |
| Deferred rent | | 39,278 |
| Property and equipment, principally due to differences in depreciation and amortization | | 11,251 |
| Charitable contributions | | 4,990 |
| Net deferred tax assets before valuation allowance | | 1,521,003 |
| Less valuation allowance | | (1,521,003) |
| Net deferred tax assets | $ | — |

The net change in the valuation allowance for the year ended March 31, 2013 was an increase of approximately $336,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

As of March 31, 2013, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $3,279,000, which expire in various years through March 31, 2033. The Company also has net operating loss carryforwards for state and local tax purposes amounting to approximately $3,220,000 and $3,132,000, respectively, at March 31, 2013, which expire in various years through March 31, 2033.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are principally where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2012, 2011 and 2010 for the federal, state, and local jurisdictions.

## (7) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company. The Company also executes customers' orders for U.S. securities transactions received from the Parent. Related commission receivable from the Parent amounted to $162,138 as of March 31, 2013.

## (8) Commitments

As of March 31, 2013, the Company was obligated under noncancelable operating leases mainly for its office spaces, which expire through June 2022. In December 2012, the Company entered into a sublease agreement for a new office space which expires in June 2022. The office leases contain rent escalation clauses for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease as of March 31, 2013 are as follows:

| | | Amount |
|---|---|---|
| Year ending March 31: | | |
| 2014 | $ | 414,000 |
| 2015 | | 373,000 |
| 2016 | | 309,000 |
| 2017 | | 309,000 |
| 2018 | | 332,000 |
| Later years, through 2022 | | 1,430,000 |
| | $ | 3,167,000 |

## (9) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2013. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

## (10) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2013. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

## (11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through May 29, 2013, the date at which the financial statements were available to be issued, and determined that there are no other items which required accounting for or disclosure in the statement of financial condition.